บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 810/043 /2002

[redacted] Finance Dept.
(662) 537-451

02015655

Date: February 5, 2002

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

SUPPL

- ☐ Annual Report of ____
- ☐ Financial Statement ____
- ☑ News Release on No. 05/2002
- ☑ Copy of the letter to the Stock Exchange of Thailand dated
  February 4, 2002 "Successful Second Drilling Campaign Results, Arthit Project - Navamindra Petroleum Area
  February 4, 2002 "Five-Year Investment Plan (Year 2002-2006)
- ☐ Others ____

Yours sincerely,

Wanna-arpa P.

dlw 3/6

Wanna-arpa Pukphibulya
Senior Officer, Investor Relations

No.05/2002

PTTEP Successful in Arthit Drilling Campaign
Significant gas and condensate discoveries found in
Exploration and Appraisal Wells

PTT Exploration & Production Public Company Limited (PTTEP) announced that the Company has successfully completed its Arthit Field's second drilling campaign of 14 wells with great success.

The Arthit Field, currently in its exploration stage, is located 250 kilometers east of Songkhla, and comprises blocks B14A, B15A and B16A. PTTEP conducted the 3-D Seismic Survey for the entire area in 1998. In 1999 and 2000, the Company drilled seven exploratory wells during the first drilling campaign in B15A and B16A. Drilling results confirmed positive discovery of gas and condensate. The company proceeded with drilling an additional 11 exploratory and appraisal wells in the second drilling campaign in 2001. With encouraging results, the Company decided to continue drilling additional gas and condensate wells. In total, PTTEP drilled 14 exploratory and appraisal wells in this campaign.

All but one well out of the 21 exploratory and appraisal wells in both campaigns proved to be successful gas and condensate wells. Detailed results from the most recent 14 wells drilled in 2001 and 2002 are as follows:

B16A

Two exploratory wells have been drilled, with gas sand thickness ranging between 48 and 52 meters. Test rates yielded gas at the combined flow rates per well between 14.2 and 15 million standard cubic feet per day (MMSCFD), plus 213 to 472 barrels of condensate per day.

B15A

Six exploratory and appraisal wells have been drilled, with gas sand thickness ranging between 18 to 83 meters. Test rates yielded gas at the combined flow rates per well between 18.5 and 29.4 MMSCFD, and condensate at 324 to 680 barrels per day.

B14A

Four exploratory and two appraisal wells have been drilled, with only one well being identified as non-commercial. The remaining five wells proved to be productive, with gas sand thickness ranging between 13 to 55 meters. Test rates yielded gas at the combined flow rates per well between 6.8 and 53 MMSCFD and condensate at 67 to 760 barrels per day. Notably, crude oil sand was also discovered at well Arthit-14-5. The test rates indicated the flow rate that reached 2,826 barrels of oil per day.

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) 555 อาคารสำนักงาน ปตท.สผ. ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900
PTT Exploration and Production Public Company Limited 555 PTTEP Office Building, Vibhavadi-Rangsit Road, Chatuchak, Bangkok, 10900 **Thailand**

Dr. Chitrapongse Kwangsukstith, the PTTEP President, stated, *"Our discovery has shown that the Arthit Field contains a significant amount of gas and condensate reserves. Initial promising results from our first 11 wells in this second drilling campaign encouraged us to continue with three more wells. And we are very enthusiastic that these discoveries remain integral to our continued and concerted efforts to ensure that Thailand has access to long-term, clean and environmentally-friendly natural gas."*

The PTTEP President continued, *"Not only has the success of this drilling campaign confirmed the significant presence of hydrocarbons in the exploration stage of Arthit Field equivalent to Bongkot, it has also highlighted PTTEP's outstanding capabilities as a competitive Thai Operator in the Gulf of Thailand. Evidence of this lies in the remarkable improvements we have made in our drilling technology—when drilling, we now require less time, incur lower costs, and yet achieve higher performance. We remain firmly committed to developing Thailand's petroleum resources, particularly so that the nation can reduce expensive imports, become ever more self-reliant, and ensure prosperity for the Thai people."*

To satisfy Thailand's domestic energy demands, PTTEP, for more than 16 years, has conducted its core business of petroleum exploration and production, both onshore and offshore of Thailand and neighboring countries, including Indonesia, Malaysia and the Union of Myanmar. Owned and operated by Thais, PTTEP is also the first Thai, full-scale Operator in exploration, development and production of petroleum resources. The company is the Operator of the largest natural gas field in the Gulf of Thailand, the Bongkot Field, which currently supplies 30% of domestic petroleum production. PTTEP is also the Operator of the Arthit Field, and owns 80% of this project. PTTEP's co-concessionaires are Unocal Thailand, Ltd. (16%) and Moeco Thailand Co., Ltd., an affiliate of Mitsui Oil Exploration Co., Ltd. (4%).

5 February, 2002

Further information, please contact

External Relations Department

Charlie Charuvastr/Bussaban Cheencharoen

Tel. 02537-4000


แผนที่แสดงแปลงสัมปทาน
โครงการอาทิตย์
เหนือ
= หลุมที่พบปิโตรเลียม
= หลุมแห้ง
Art-15-1X = หลุมสำรวจ
Art-15-9 = หลุมประเมินแนวโครงสร้าง
แปลง B14A
แปลง B15A
แปลง B16A
Art-14-2X
Art-14-1X
Art-14-6X
Art-14-3X
Art-14-5
Art-14-4
Art-15-1X
Art-15-6X
Art-15-1S
Art-15-9
Art-15-3X
Art-15-7A & 7B
Art-15-2X
Art-15-10
Art-15-4X
Art-15-5X
Art-16-2X
Art-15-8
Art-16-1X
Art-16-3X
โครงการอาทิตย์
JDA

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน) 555 อาคารสำนักงาน ปตท.สผ. ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900

PTT Exploration and Production Public Company Limited 555 PTTEP Office Building, Vibhavadi-Rangsit Road, Chatuchak, Bangkok, 10900 **Thailand**

PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ 033 /2002

Finance Department
Tel. 0-2537-4512

February 4 , 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Successful Second Drilling Campaign Results, Arthit Project-Navamindra Petroleum Area

PTT Exploration and Production Public Company Limited (PTTEP), the operator of the Arthit Project (concession blocks B14A, B15A and B16A, located in the Gulf of Thailand) with 80% interest, and its partners, Unocal Thailand, Ltd. with 16% interest and Moeco Thailand Co., Ltd., an affiliate of Mitsui Oil Exploration Co., Ltd. with 4% interest would like to announce that the Company has completed the Second Drilling Campaign with a total of 14 exploratory and delineation wells. The results are summarized as below:

Block B14A, four exploratory and two appraisal wells have been drilled. Five wells were successful and one well was declared non-commercial. The five successful wells contained total gas sand thickness ranging between 13-55 meters. Testing of the combined gas flow rate per well showed between 6.8-53 million cubic feet per day (MMCFD) plus condensate of 67-760 barrels per day (BBL/D). In addition, PTTEP found a crude oil and testing of the flow rate showed 2,826 BBL/D.

Block B15A, six appraisal wells have been drilled, and all were successful with total gas sand thickness ranging between 18–83 meters. Testing of the combined gas flow rate per well showed 18.5-29.4 MMCFD plus condensate of 324–680 BBL/D.

Block B16A, two exploratory wells have been drilled, and all were successful with total gas sand thickness ranging between 48–52 meters. Testing of the combined gas flow rate per well showed between 14.2–15 MMCFD plus condensate of 213–472 BBL/D.

PTTEP has successfully completed the exploratory and appraisal drilling in the first and second campaigns which both showed significant petroleum potential for this area. Thus, PTTEP will conduct the evaluation studies based on the results in order to determine the gas development plan to provide energy for the country.

Yours sincerely,

Chitrapongse Kwangsukstith
President

No. PTTEP 1.810/ 034/2002

Finance Department
Tel. 0-2537-4512

February 4 , 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Five - Year Investment Plan (Year 2002 – 2006)

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the estimated Capital Expenditures and Operating Expenditures for the Company and its subsidiaries' over the five-year period of 2002 – 2006 will be approximately Baht 85,269 million. The details are as follows:

Unit: Million Baht

	2002	2003	2004	2005	2006
Capital Expenditures	10,308	5,945	8,501	10,394	17,634
Operating Expenditures	6,490	6,127	6,351	6,662	6,857

Details for the year 2002

The estimated Capital Expenditures for 2002 will be mainly for PTTEP's main projects, namely Bongkot, Pailin and S1, which account for about 79% of the Capital Expenditures. Details are summarized below:

Bongkot Project - Navamindra Petroleum Area

Bongkot Project is expected to produce gas at an average rate of 567 million cubic feet per day (MMCFD). Drilling of 19 development wells and construction of 2 wellhead platforms are planned, an increase from the original plan of 16 wells and only one wellhead platform. In addition, PTTEP will be investing in the construction work for the Jetty Operation in Songkhla province to support the exploration and production activities in the Gulf of Thailand, which was not planned previously.

Pailin Project

Pailin Project will boost its gas production rate from the average of 165 MMCFD currently to the average of 330 MMCFD by mid 2002. There will be a confirmation of proved reserves to the gas buyer in accordance with the gas sales agreement in order to raise production. Therefore, the number of exploration and development wells will be increased to 84 wells, from the 55 wells previously planned.

-2-/ S1 Project ...

S1 Project
S1 Project will require further investment for the drilling of exploration and development wells, totaling 28 wells, in order to maintain crude oil production at the level of about 22,000 barrels per day.

Furthermore, the Company will have to comply with the Jakarta Stock Exchange regulations with regard to the requirement to make a tender offer to Medco minority / public shareholders.

The new Capital Expenditures plan for the year 2002 is higher than those prepared in 2001 due to the shifting of some workplans from the previous year, as well as additional workplans which were not incorporated last year.

For the year 2002-2006
Capital Expenditures plan for this 5 year period will serve the original plans in order to ensure smooth operations of current projects, with the main focus on Bongkot and Pailin which account for about 46% of the total Capital Expenditures plan. Projects which are expected to start production in the future, namely Arthit and JDA, will constitute about 38% of the total Capital Expenditures plan. The plan does not take into account potential new projects which may be added in the future.

PTTEP would like to report its petroleum sales volume which averaged 91,600 Barrels of Oil Equivalent per day (BOE/D) in 2001. The Company plans to increase its average petroleum sales volume to 142,500 BOE/D in 2002 (including sales volume of Medco for its interest).

Yours sincerely,

Chitrapongse Kwangsukstith
President